UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended DECEMBER 31, 2010

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 000-17377

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bank of the Commonwealth

401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Commonwealth Bankshares, Inc.

403 Boush Street

P.O. Box 1177

Norfolk, Virginia 23510

The Bank of the Commonwealth 401 (k) Profit Sharing Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedule of the Plan, which have been prepared pursuant to the financial reporting requirements of ERISA, are filed as part of this Annual Report on Form 11-K:

Bank of the Commonwealth 401(k) Profit Sharing Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Plan Administrator

Bank of the Commonwealth 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Bank of the Commonwealth 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2010 and 2009 and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of delinquent contributions and assets (held at end of year) as of or for the year ended December 31, 2010 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Dixon Hughes Goodman LLP

Norfolk, Virginia

June 28, 2011

Bank of the Commonwealth 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31,	2010	2009

Investments at fair value (See Notes 3, 4)	$3,360,517	$2,751,325

Receivables
Employer contributions	—	17,000
Participant contributions	29,426	—

Notes receivable from participants	59,151	61,740

Total receivables	88,577	78,740

Cash	—	166,209

Net assets available for benefits	$3,449,094	$2,996,274

The accompanying notes are an integral part of these financial statements.

Bank of the Commonwealth 401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$221,461
Interest and dividends	65,962

287,423

Interest income on notes receivable from participants	3,555

Participant contributions	396,503

Total additions	687,481

Deductions to net assets attributed to
Benefits paid to participants	220,604
Administrative expenses	14,057

Total deductions	234,661

Net change	452,820

Net assets available for benefits
Beginning of year	2,996,274

End of year	$3,449,094

The accompanying notes are an integral part of these financial statements.

Bank of the Commonwealth 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2010 and 2009

1.	Description of Plan

The following description of the Bank of the Commonwealth 401(k) Profit Sharing Plan (“Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all full time employees of the Bank of the Commonwealth and affiliates (the “Company” or “Plan Sponsor”) who have three months of service and have attained the age of twenty-one. Frontier Trust Company serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute up to 100% of their pretax annual compensation, as defined in the Plan document, subject to Internal Revenue Code (“IRC”) limitations. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans and certain individual retirement accounts. Company contributions are at the discretion of the board of directors and can be matching and/or profit sharing. Contributions are subject to certain limitations.

Investment Options

Participants direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers mutual funds, common stock, and a money market fund as investment options for participants.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions, and plan earnings (losses), and charged with transaction fees related to notes receivable from participants and distributions and allocations of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts plus actual earnings thereon is based on years of service. A participant is 100% vested after 5 years of credited service.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined by the Plan administrator. At December 31, 2010, outstanding loans bore interest rates ranging from 3.25% to 7.00%. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, a participant or beneficiary may elect to receive in either a lump-sum amount equal to the value of the vested interest in his or her account, or partial payments. In-service distributions are available after participants reaches age 59  1/2 or upon demonstration of financial hardship, as defined by the plan.

Forfeitures

At December 31, 2010 and 2009, forfeited nonvested accounts totaled $30,102 and $23,925, respectively. These accounts may be used to reduce future Company contributions. No forfeitures were used in 2010. During 2011, forfeitures of $22,612 were used to reduce 2010 Company contributions.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates and assumptions.

Investment Valuation and Income Recognition

Investments are recorded at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchase and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance (plus any accrued but unpaid interest). Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded upon distribution.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan document. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan. Expenses relating to specific participant transactions (notes receivable from participants and distributions) are charged directly to the participant’s account.

Reclassifications

Effective January 1, 2010, the Plan adopted the Financial Accounting Standards Board (“FASB”) authoritative guidance on reporting loans to participants by defined contribution pension plans. In accordance with the provisions, participant loans are required to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance, plus any accrued but unpaid interest. The adoption of this accounting standard requires reclassification of participant loans from investments to notes receivable from participants on the statements of net assets available for benefits as of December 31, 2010 and 2009. Accordingly, the 2009 financial statements have been reclassified to conform to the 2010 presentation. There was no impact on net assets available for benefits or changes in net assets available for benefits.

3.	Investments

The following table presents investments that represent more than 5 percent or more of the Plan’s net assets:

	December 31,
	2010	2009

Goldman Sachs Balanced Strategy A, 68,841 and 65,356 shares, respectively	$703,558	$630,686
Eaton Vance Large-Cap Value Fund A, 16,230 and 12,378 shares, respectively	295,704	207,216
American Funds Bond Fund of America R2, 16,239 shares	197,949	*
Janus Research Core Fund C, 16,212 and 14,472 shares, respectively	341,595	280,315
Goldman Sachs Growth Strategy Port A, 20,402 and 36,846 shares, respectively	219,325	363,373
Federated Prime Cash Obligations IS, 202,079 shares	202,079	*
Goldman Sachs Growth & Income Strategy Port, 26,154 and 23,726 shares, respectively	275,921	232,751
Oppenheimer Small & Mid-Cap Value Fund C, 6,919 shares	190,348	*

*	Amount represents less than 5 percent of net assets at the end of the year.

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$239,366
Common stock	(17,905)

$221,461

4.	Fair Value Measurements

Fair value as defined under GAAP is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

•	Level 1: Observable inputs such as quoted prices in active markets.

•	Level 2: Inputs other than quoted prices either directly or indirectly observable in active markets.

•	Level 3: Unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

When quoted prices are available in active markets for identical instruments, investment securities are classified within Level 1 of the fair value hierarchy. Level 1 investments include mutual funds and a common stock. The common stock is valued at the closing price reported on the active market on which the individual securities are traded. Mutual funds are valued at the net asset value of shares held by the Plan at year end.

Level 2 investment securities include money market accounts for which quoted prices are not available in an active market for identical instruments. Because quoted prices in active markets for identical assets are not available, the prices are determined using observable market information such as interest rates offered on similar investments.

The following tables set forth by level within the fair value hierarchy the Plan’s assets accounted for at fair value on a recurring basis as of December 31, 2010 and 2009.

	Fair Value as of December 31, 2010
	Total	Level 1	Level 2	Level 3

Mutual funds
Growth	$840,505	$840,505	$—	$—
Balanced	922,883	922,883	—	—
Fixed income	456,909	456,909	—	—
Money market	202,079	202,079	—	—
Value	847,074	847,074	—	—

Total mutual funds	3,269,450	3,269,450	—	—
Common stock – financial services	86,521	86,521	—	—
Money market account	4,546	—	4,546	—

Total assets at fair value	$3,360,517	$3,355,971	$4,546	$—

	Fair Value as of December 31, 2009
	Total	Level 1	Level 2	Level 3

Mutual funds
Growth	$624,504	$624,504	$—	$—
Balanced	994,359	994,359	—	—
Fixed income	304,491	304,491	—	—
Value	627,596	627,596	—	—
Money market	124,306	124,306	—	—

Total mutual funds	2,675,256	2,675,256	—	—
Common stock-financial services	69,343	69,343	—	—
Money market account	6,726	—	6,726	—

Total assets at fair value	$2,751,325	$2,744,599	$6,726	$—

5.	Exempt Party-In-Interest Transactions

The Plan invested in shares of stock of the Commonwealth Bankshares, Inc. (the “Parent”), the parent company of Bank of the Commonwealth. As of December 31, 2010, the Plan held 64,090 shares of the Parent’s common stock with a fair value of $86,521. As of December 31, 2009, Plan held 40,790 shares of the Parent’s common stock with a fair value of $69,343. During the year ended December 31, 2010, the Plan recorded no dividend income in relation to the common stock. The Plan paid the third-party administrator $14,057 for services during 2010. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their accounts.

7.	Tax Status

The Plan has not obtained a determination letter from the Internal Revenue Service (“IRS”) stating that the Plan was in compliance with the applicable requirement of the IRC. The Plan is relying on the IRS approval of the prototype plan that it is utilizing. The IRS has determined and informed the prototype plan sponsor by a letter dated March 31, 2008 that the prototype plan document was designed in accordance with applicable sections of the IRC. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

8.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9.	Non-exempt Party-In-Interest Transaction

During the 2010 Plan year, there were unintentional delays by the Company in submitting participant contributions in the amount of $14,662 to the trustee. These delinquent contributions constitute prohibited transactions and the Company will make contributions to the affected participants’ accounts to compensate those participants for potential lost income due to the delays.

10.	Going Concern of Plan Sponsor

On April 14, 2011, the Parent’s independent auditors expressed a going concern uncertainty in their report on the Parent’s consolidated financial statements as of and for the year ended December 31, 2010. As more fully described in Parent’s Annual Report for the fiscal year ended December 31, 2010 filed on Form 10-K, the continued operating losses and deterioration of the loan portfolio, undercapitalized status under regulatory standards, liquidity restrictions, and other restrictions as a result of regulatory agreements, raise doubt about the Company’s ability to continue.

Effective July 2, 2010, the Company and the Parent entered into a written agreement with the Federal Reserve Bank of Richmond (the “Federal Reserve”), and the Virginia State Corporation Commission – Bureau of Financial Institutions. Under the terms of the written agreement, the Company has agreed to present written plans for improvement in its capital and other operational issues as well as to adhere to certain restrictions. As a result of the continuing downturn in the financial markets, the availability of many sources of capital has become significantly restricted or increasingly costly as compared to the prevailing market rates prior to the downturn. Management cannot predict when or if the capital markets will return to more favorable conditions.

If the Company fails to comply with the written agreement’s capital and other requirements, regulatory action could include placing the Plan Sponsor in federal conservatorship or receivership by the Federal Reserve.

The uncertainty regarding the Company’s ability to continue as a going concern raises doubt about the Plan’s continuation. Should the Plan be terminated, the terms discussed in Note 6 would be applicable. The financial statements and the supplemental schedules do not include any adjustments that might result from the outcome of this uncertainty.

Bank of the Commonwealth 401 (k) Profit Sharing Plan

Schedule of Delinquent Contributions

Schedule H, Line 4a

EIN 54-0886483        Plan 001

Year Ended December 31, 2010
Pay-period ending	Participant contributions transferred late to the Plan	Total that constitute nonexempt prohibited transactions			Total fully corrected under Voluntary Fiduciary Correction Program (VFCP) and Prohibited Transaction Exemption 2002-51
	Participant loan repayments are included	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP
January 1, 2010	$14,662	$14,662	$—	$—	$—
December 4, 2009	14,214	—	—	—	14,214

The 2010 and 2009 late contributions were remitted within the given Plan year.

Lost earnings related to 2009 contributions were deposited to the Plan in 2010.

Lost earnings related to 2010 contributions will be deposited to the Plan in 2011.

See report of independent registered public accounting firm.

Bank of the Commonwealth 401(k) Profit Sharing Plan

Schedule of Assets (Held at End of Year)

Schedule H, Line 4i

EIN 54-0886483    Plan 001

December 31, 2010
(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current value

	Oppenheimer	Oppenheimer Small & Mid-Cap Value Fund C		$190,348
	American Funds	American Funds Bond Fund of America R2		197,949
	Eaton Vance	Eaton Vance Large-Cap Value Fund A		295,704
	RS Partners	RS Partners Fund A		151,182
*	Commonwealth Bankshares, Inc.	Commonwealth Bankshares, Inc. Stock		86,521
	Goldman Sachs	Goldman Sachs Structured U.S. Equity A		112,671
	Goldman Sachs	Goldman Sachs Structured Large Cap Growth A		30,472
	Goldman Sachs	Goldman Sachs Growth & Income Fund A		85,101
	Goldman Sachs	Goldman Sachs Government Income A		137,668
	Goldman Sachs	Goldman Sachs High Yield Fund A		121,292
	Goldman Sachs	Goldman Sachs Strategic Institutional Equity A		112,704
	Goldman Sachs	Goldman Sachs Balanced Strategy A		703,558
	Goldman Sachs	Goldman Sachs Equity Growth Strategy Port A		91,881
	Goldman Sachs	Goldman Sachs Growth Strategy Port A		219,325
	Goldman Sachs	Goldman Sachs Growth & Income Strategy Port		275,921
	Janus	Janus Research Core Fund - C		341,595
	Federated	Prime Cash Obligations IS		202,079
*	Frontier Trust	Money Market		4,546
*	Participant loans***	Interest-bearing at 3.25% to 7.00% maturing through November 2015		59,151

				$3,419,668

*	Party-in-interest
**	Cost information omitted for participant-directed investments.
***	The accompanying financial statements classify participant loans as notes receivable from participants.

See report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BANK OF THE COMMONWEALTH
401(K) PROFIT SHARING PLAN
(Name of Plan)

/s/ Cynthia A. Sabol, CPA
Cynthia A. Sabol, CPA
Date: June 28, 2011

Executive Vice President and Chief Financial Officer
BANK OF THE COMMONWEALTH, Plan Administrator